UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549

                    FORM 12B-25
           Commission File Number 000-13670

             NOTIFICATION OF LATE FILING

(CHECK ONE): /X/ Form 10-K / / Form 20-F / / Form 11-K
             / / Form 10-Q / / Form N-SAR

       For Period Ended: December 31, 2000

       /X/  Transition Report on Form 10-K
       / /  Transition Report on Form 20-F
       / /  Transition Report on Form 11-K
       / /  Transition Report on Form 10-Q
       / /  Transition Report on Form N-SAR
       For the Transition Period Ended: 12/31/00

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
PLEASE PRINT OR TYPE.  NOTHING IN THIS FORM SHALL BE
CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing check above, identify the item(s) to which the notif-ication relates:

PART I - REGISTRANT INFORMATION

Teletrak Environmental Systems, Inc.
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Full Name of Registrant

Teletrak Advanced Technology, Inc
------------------------------------
Former Name, if applicable

2 Sutton Road
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Address of Principal Executive Office (St & number)

Webster MA 01570-0190
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City, State and Zip Code














PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be elim-inated without unreasonable effort or expense;

(b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transaction report on Form 10-K, Form 20-F, 11-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's independent auditors are in the process of completing their audit on its financial statements for the calendar year ended December 31, 2000. Management was informed that, due to the limited availability of the Company's part time controller, this audit will be completed after March 31, 2001, but not later than April 15, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gerd Reinig                (508) 943-5001
     -----------                --------------
      (Name)                    (A/C) telephone number

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s). /X/ Yes / /No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X /Yes / / No

     Preliminary results indicate sales for the year to have increased by approximately $200,000, Selling, General & Administrative expenses decreased by approximately $300,000, and operating results improved by approximately $500,000.

     Teletrak Environmental Systems Inc.
     -----------------------------------
     (Name of Registrant as Specified in Charter

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2001           By: Gerd E. Reinig
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